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David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

July 13, 2021

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata, Esq.

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 490 to the Trust’s Registration Statement on Form N-1A, filed on April 12, 2021

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to additional comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on July 9, 2021 (the “Comments”), relating to Post-Effective Amendment No. 490 (“PEA No. 490”) to the Trust’s Registration Statement on Form N-1A filed on April 12, 2021, regarding the LifeGoal Home Savings ETF, LifeGoal Vacation Savings ETF, LifeGoal Children Savings ETF, LifeGoal General Savings ETF, and LifeGoal Wealth Builder ETF (the “Funds”), each a series of the Trust, and to a response letter to comments provided by the staff on June 30, 2021, filed on July 7, 2021 (the “July 7 Response Letter”) and a response letter to comments provided by the staff on June 1, 2021, filed on June 11, 2021 (the “June 11 Response Letter”). A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please file a delaying amendment as the term “savings” in the names for the LifeGoal Home Savings ETF, LifeGoal Vacation Savings ETF, LifeGoal Children Savings ETF, LifeGoal General Savings ETF (the “Savings Funds”) remains problematic.

Response #1

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July 13, 2021 Page 2

As requested, the Registrant filed a delaying amendment on July 9, 2021, delaying the effectiveness of PEA No. 490 to July 16, 2021.

LIFEGOAL HOME SAVINGS ETF, LIFEGOAL VACATION SAVINGS ETF, LIFEGOAL CHILDREN SAVINGS ETF, LIFEGOAL GENERAL SAVINGS ETF (THE “SAVINGS FUNDS”)

Comment #2

The staff has reviewed the Registrant’s response regarding the use of “savings” in each of the Savings Funds’ names in the June 11 Response Letter. The staff looked at the circumstances of the approval of the Fidelity Health Savings Fund and Fidelity Health Savings Index Fund and notes those funds are distinguished from Savings Funds in that the Fidelity funds are only offered through health savings accounts (HSAs) and that the staff was willing to be flexible on the name as a result. Accordingly, the staff continues to view the use of “savings” in the Savings Funds names as problematic.

Response #2

In response to the staff’s position, the Registrant has revised the names of each of the Savings Funds as follows:

Old Name	New Name
LifeGoal Home Savings ETF	LifeGoal Home Investment ETF
LifeGoal Vacation Savings ETF	LifeGoal Vacation Investment ETF
LifeGoal Children Savings ETF	LifeGoal Children Investment ETF
LifeGoal General Savings ETF	LifeGoal General Conservative Investment ETF

Summary Section – Principal Investment Strategies

Comment #2

In the section “Principal Investment Strategies” for the LifeGoal Home Savings ETF (the “Home Fund”), LifeGoal Vacation Savings ETF (the “Vacation Fund”) and the LifeGoal Children Savings ETF (the “Children Fund”), please add a sentence or two explaining why each Fund is appropriate for its particular savings goal.

Response #2

The Registrant has revised the disclosure as requested. Please see the revised disclosure below for each of the Home Fund, Vacation Fund and Children Fund:

Home Fund

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Principal Investment Strategies. The Home Investment Fund is designed to assist investors in saving for a home down payment, mortgage or rent budget or general home-related expenses or costs. Because the time horizon for such expenses can vary, the Home Investment Fund pursues an asset allocation strategy that is designed to balance growth and downside market protection through different market environments. While the Home Investment Fund may be appropriate for a diverse group of investors with different goals as it is diversified and conservatively managed, there is a component of the Fund that attempts to pace inflation in the home spending area by allocating some of the Fund’s assets to companies in home and housing related industries which may make it attractive to those seeking to invest or save for home-related expenses.

The Home Investment Fund invests in a portfolio of fixed income securities, equity securities and commodities. The Home Investment Fund will gain exposure to such equity securities, fixed income securities and commodities indirectly by investing in both actively and passively managed mutual funds and exchange-traded funds (collectively, the “underlying funds”). Equity securities include common stock, preferred stock, or securities convertible into common stock and may be of issuers of any capitalization. Fixed income securities include debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and fixed income or debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by municipalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, including corporate loans, debt securities convertible into equity securities and inflation-indexed bonds. In addition to underlying funds, the Home Investment Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS). The Home Investment Fund will typically invest 5 –15% of its assets in securities of companies in housing related industries including home furnishing companies, appliance companies, home builders and lumber companies.

When selecting underlying funds for investment by the Home Investment Fund, the Adviser will consider a variety of factors including, but not limited to, performance, costs and whether an underlying fund discloses that it pursues environmental, social or governance (ESG) objectives or strategies in its prospectus. Additionally, the Home Investment Fund may invest through underlying funds in Real Estate Investment Trusts (“REITs”) and securities related to real assets (like real estate- or precious metals-related securities) such as stock, bonds or convertible bonds issued by REITs or companies that mine precious metals as well as underlying funds holding precious metals.

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Under normal market conditions, the Home Investment Fund will invest its assets within the following ranges: 60-95% of its assets in fixed income, 5-35% of its assets in equities, and 0-20% of its assets in a combination of underlying funds providing exposure to commodities, REITs and high yield debt securities. The Adviser will allocate the Home Investment Fund’s assets among fixed income securities (including domestic, international and emerging markets, U.S. inflation-protected debt, and U.S. long-term treasuries) and equity securities (including domestic, international, and emerging markets equities) to manage the Fund’s risk across asset classes over time. The Home Investment Fund seeks to emphasize exposure to fixed income, in order to avoid excessive volatility of returns.

~~The Home Investment Fund will typically invest 5 –15% of its assets in securities of companies in housing related industries including home furnishing companies, appliance companies, home builders and lumber companies.~~

The Adviser may also invest indirectly through underlying funds up to 40% of the Home Investment Fund’s assets in foreign securities and up to ~~30~~10% of the Fund’s assets in emerging market securities.

Vacation Fund

Principal Investment Strategies. The Vacation Investment Fund is designed to assist investors in saving for a home down payment, mortgage or rent budget or general home-related expenses or costs. Because the time horizon for such expenses can vary, the Vacation Investment Fund pursues an asset allocation strategy that is designed to balance growth and downside market protection through different market environments. While the Vacation Investment Fund may be appropriate for a diverse group of investors with different goals as it is diversified and conservatively managed, there is a component of the Fund that attempts to pace inflation in the vacation spending area by allocating some of the Fund’s assets to companies with ties to leisure, travel and hospitality which may make it attractive to those seeking to invest or save for a vacation.

The Vacation Investment Fund invests in a portfolio of fixed income securities, equity securities and commodities. The Vacation Investment Fund will gain exposure to such equity securities, fixed income securities and commodities indirectly by investing in both actively and passively managed mutual funds and exchange-traded funds (collectively, the “underlying funds”). Equity securities include common stock, preferred stock, or securities convertible into common stock and may be of issuers of any capitalization. Fixed income securities include debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and fixed income or debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its

July 13, 2021 Page 5

agencies or instrumentalities, by municipalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, including corporate loans, debt securities convertible into equity securities and inflation-indexed bonds. In addition to underlying funds, the Vacation Investment Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS). The Vacation Investment Fund will typically invest 5 – 15% of its assets in securities of companies in travel and hospitality related industries including airlines, hotel and lodging companies and restaurants.

When selecting underlying funds for investment by the Vacation Investment Fund, the Adviser will consider a variety of factors including, but not limited to, performance, costs and whether an underlying fund discloses that it pursues environmental, social or governance (ESG) objectives or strategies in its prospectus.

Under normal market conditions, the Vacation Investment Fund will invest its assets within the following ranges: 70-95% of its assets in fixed income, 0-25% of its assets in equities, and 0-20% of its assets in a combination of underlying funds providing exposure to commodities and high yield debt securities. The Adviser will allocate the Vacation Investment Fund’s assets among fixed income securities (including domestic, international and emerging markets, U.S. inflation-protected debt, and U.S. long-term treasuries) and equity securities (including domestic, international, and emerging markets equities) to manage the Fund’s risk across asset classes over time. The Vacation Investment Fund seeks to emphasize exposure to fixed income, in order to avoid excessive volatility of returns.

~~The Vacation Investment Fund will typically invest 5 – 15% of its assets in securities of companies in travel and hospitality related industries including airlines, hotel and lodging companies and restaurants.~~

The Adviser may also invest indirectly through underlying funds up to 40% of the Vacation Investment Fund’s assets in foreign securities and up to ~~30~~10% of the Fund’s assets in emerging market securities.

Children Fund

Principal Investment Strategies. The Children Investment Fund is designed to assist investors in saving for their children’s needs, including child care and educational expenses. Because the time horizon for such expenses can vary, the Children Investment Fund pursues an asset allocation strategy that is designed to balance growth and downside market protection through different market

July 13, 2021 Page 6

environments. While the Children Investment Fund may be appropriate for a diverse group of investors with different goals as it is diversified and conservatively managed, there is a component of the Fund that attempts to pace inflation of typical children related expenses by allocating some of the Fund’s assets to companies where child-related expenses may be expected to be spent which may make it attractive to those seeking to invest or save for children-related expenses.

The Children Investment Fund invests in a portfolio of fixed income securities, equity securities and commodities. The Children Investment Fund will gain exposure to such equity securities, fixed income securities and commodities indirectly by investing in both actively and passively managed mutual funds and exchange-traded funds (collectively, the “underlying funds”). Equity securities include common stock, preferred stock, or securities convertible into common stock and may be of issuers of any capitalization. Fixed income securities include debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and fixed income or debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by municipalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, including corporate loans, debt securities convertible into equity securities and inflation-indexed bonds. In addition to underlying funds, the Children Investment Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS). The Children Investment Fund will typically invest 5 –15% of its assets in securities of companies where child-related expenses may be expected to be spent including clothing companies, food distributors and entertainment companies.

When selecting underlying funds for investment by the Children Investment Fund, the Adviser will consider a variety of factors including, but not limited to, performance, costs and whether an underlying fund discloses that it pursues environmental, social or governance (ESG) objectives or strategies in its prospectus. Additionally, the Children Investment Fund may invest through underlying funds in Real Estate Investment Trusts (“REITs”) and securities related to real assets (like real estate- or precious metals-related securities) such as stock, bonds or convertible bonds issued by REITs or companies that mine precious metals as well as underlying funds holding precious metals.

Under normal market conditions, the Children Investment Fund will invest its assets within the following ranges: 60-95% of its assets in fixed income, 5-35% of its assets in equities, and 0-20% of its assets in a combination of underlying funds providing exposure to commodities, REITs and high yield debt securities. The

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Adviser will allocate the Children Investment Fund’s assets among fixed income securities (including domestic, international and emerging markets, U.S. inflation-protected debt, and U.S. long-term treasuries) and equity securities (including domestic, international, and emerging markets equities) to manage the Fund’s risk across asset classes over time. The Children Investment Fund seeks to emphasize exposure to fixed income, in order to avoid excessive volatility of returns.

~~The Children Investment Fund will typically invest 5 –15% of its assets in securities of companies where child-related expenses may be expected to be spent including clothing companies, food distributors and entertainment companies.~~

The Adviser may also invest indirectly through underlying funds up to 40% of the Children Investment Fund’s assets in foreign securities and up to ~~30~~10% of the Fund’s assets in emerging market securities.

WEALTH BUILDER ETF

General

Comment #3

With respect to the LifeGoal Wealth Builder ETF, the Staff notes that term “Wealth Builder” may suggest that the Fund guarantees a profit. Please explain why you believe the name is appropriate for a fund.

Response #3

The Registrant believes that the use of the term “Wealth Builder” in the Fund’s name is not materially deceptive or misleading under Section 35(d) of the 1940 Act or that it implies that the Fund guarantees a profit. The Registrant believes that its name simply implies what the Fund seeks to do without expressing a guarantee of profit or return just like a fund with “capital appreciation” or “income builder” it its name does not guarantee capital appreciation or the generation of income. Additionally, the Registrant notes that there are two other mutual funds with the term “wealth builder” in their name – the Delaware Wealth Builder Fund and the LVIP Delaware Wealth Builder Fund. Additionally, there are numerous funds with “capital appreciation” and “income builder” in their name, including, just to name a few, the Blackrock Capital Appreciation Portfolio, the Fidelity Capital Appreciation Fund, the Putnam Capital Appreciation Fund, the Columbia Income Builder Fund, the Goldman Sachs Income Builder Fund, the JPMorgan Income Builder Fund and the Morgan Stanley Income Builder Fund.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

July 13, 2021 Page 8

/s/ David J. Baum

David J. Baum